Mail Stop 3561

March 26, 2008

Sandra Kahn
Chief Financial Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, NJ 07024

> **Re:** **Empire Resources, Inc.**
> **File No. 001-12127**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**
> **Form 10-Q: For the Quarterly Period Ended September 30, 2007**

Dear Ms. Kahn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant